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April 21, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F St., N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny

Re:	MGM Resorts International
Additional Definitive Soliciting Materials
Filed April 20, 2015
File Number: 001-10362

Dear Mr. Duchovny:

On behalf of our client, MGM Resorts International (the “Company”), we are providing the Company’s response to a comment by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter, dated April 21, 2015 (the “Comment Letter”), with respect to the Company’s additional definitive soliciting materials (“Additional Definitive Soliciting Materials”), filed on April 20, 2015.

Set forth below in bold is the Staff’s comment provided in the Comment Letter. Immediately following the Staff’s comment is the Company’s response.

Additional Definitive Soliciting Materials

1.	Please provide us support for the statements attributed to UBS, Deutsche Bank and Union Gaming on slide 19. Also, please consider including the date of such statements in future soliciting materials.

Response: In response to the Staff’s request, the Company has provided, on a supplemental basis, copies of research reports to support the statements attributed to UBS, Deutsche Bank and Union Gaming. The Company acknowledges the Staff’s comment about including the date of such statements in future soliciting materials.

United States Securities and Exchange Commission April 21, 2015 Page 2

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me (212-310-8552) or my colleague Sachin Kohli (212-310-8294) or, if more convenient, send us an e-mail (michael.aiello@weil.com; sachin.kohli@weil.com). Thank you.

Very truly yours,

/s/ MICHAEL J. AIELLO

Michael J. Aiello

cc:	John M. McManus, Esq. (MGM Resorts International)
Andrew Hagopian III, Esq. (MGM Resorts International)